Exhibit 99.2



        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
      IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD
                  CONSULT AN INDEPENDENT PROFESSIONAL ADVISER.

     If you have sold or transferred all your registered holding of Ordinary
           Shares in the Company, please forward this document and the accompanying form of proxy to the purchaser or transferee
       or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

                             COLT Telecom Group plc
               (Registered in England and Wales with No. 3232904)

Directors:                                              Registered Office:
Barry R. J. Bateman                                     Beaufort House
Steven P. Akin                                          15, St Botolph Street
Andreas Barth                                           London
Paul W. Chisholm                                        EC3A 7QN
James C. Curvey
Vincenzo Damiani
Hans Eggerstedt
Robert Hawley CBE
Timothy T. Hilton
H.F. van den Hoven KBE

Dear COLT Shareholder,

                                                                 19 March 2004

                     Annual General Meeting on 22 April 2004

The notice of the Annual General Meeting is set out on the following pages. In addition to the resolutions numbered 1 to 12, which constitute Ordinary Business, you will find included in the notice resolutions numbered 13 to 16, which constitute Special Business. I am writing to explain the reasons for the resolutions numbered 2 to 11 and 13 to 16.

1. Election of Directors (Resolutions 2 to 11)

These are ordinary resolutions to re-elect the current directors. Under the Company's Articles of Association, all of the directors were required to retire from office at the 2002 Annual General Meeting and at each Annual General Meeting thereafter. Retiring directors are eligible for re-election. Each director elected will hold office until the next Annual General Meeting or until he ceases to be a director in accordance with the Company's Articles of Association or by operation of law or until he resigns. Each of the current directors will be standing for re-election. Biographical details of all of the directors can be found at pages 24 to 25 of the Annual Report and Accounts. Each of the directors has undergone, during the year a performance evaluation and

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has demonstrated that they remain committed to the role and they continue to be effective and valuable members of the Board of Directors. You will see that we have also refreshed the Board during the year with the addition of two new directors, both of whom are also standing for re-election.

2. Renewal of authority to allot relevant securities (Resolution 13)

This is an ordinary resolution which authorises the directors to allot relevant securities up to a maximum nominal amount of (pound)14,104,915 which is the difference between the current issued ordinary share capital and the authorized ordinary share capital and represents approximately 37% of the total issued ordinary share capital of the Company. This authority may only be exercised (other than in relation to the conversion of the Company's 2% Senior Convertible Notes due August 2005, March 2006, December 2006, and April 2007 (together the "Convertible Notes"), and the exercise of the warrants to purchase Ordinary Shares issued in 1996 (the "Warrants") and the exercise of options or allotment of shares pursuant to the Company's employee, director and consultant option and share plans (the "Share Plans")) in respect of relevant securities of an aggregate nominal value of up to one-third of the nominal value of the issued ordinary share capital of the Company at the date of the Annual General Meeting. This authority will expire no later than 15 months after the conclusion of the 2004 Annual General Meeting. The directors have no current intention to exercise this authority.

3. Renewal of authority to disapply statutory pre-emption rights (Resolution 14)

This is a special resolution which will renew the directors' authority firstly, to exclude shareholders resident overseas from participating in any rights issue owing to legal and practical problems arising from foreign regulatory constraints, and secondly, to allot equity securities for cash to persons other than existing shareholders up to an aggregate nominal amount of (pound)1,888,504 (being approximately 5% of the issued and unconditionally allotted ordinary share capital of the Company). This authority will expire no later than 15 months after the conclusion of the 2004 Annual General Meeting.

4. Authority to purchase shares (Resolution 15)

This is a special resolution which will renew and extend the Company's authority to make market purchases of ordinary shares in the capital of the Company. It is proposed that the Company should be authorised to purchase up to 150 million ordinary shares representing approximately 10% of the present issued ordinary share capital. There is no intention at present to use this authority but the directors consider it advantageous for the Company to be in a position to make such purchases, if appropriate. Purchases will only be made on the London Stock Exchange or NASDAQ and where such purchases are, in the opinion of the directors, in the interests of the Company and where they should result in an improvement in earnings per share for the remaining shareholders. Once purchased by the Company, ordinary shares will be cancelled as issued shares and may only be reissued in accordance with the Company's Articles of Association. This authority will expire no later than 15 months after the conclusion of the 2004 Annual General Meeting. As at the date of this circular, the Company has outstanding warrants and options (other than under the Share Plans) in respect of 881,770 ordinary shares which would comprise approximately 0.06% of the Company's current issued share capital and

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approximately 0.06% of the Company's issued share capital following any exercise in full of this authority to make market purchases.

5. The Directors' Remuneration Report (Resolution 16)

This is an ordinary resolution that will approve the Directors' Remuneration Report for the year ended 31 December 2003. This report sets out the remuneration strategy, and details the guiding principles, processes and programmes, currently operated by the Company, which together make up its Remuneration Policy. Also set out is the remuneration earned in 2003 by the directors of the Company, together with their interests in share options and other long term incentive plans. Further detail is provided on the aggregate remuneration and interests of directors and of their contractual relationship with the Company. The Company's approach is to place a significant emphasis on performance related elements of total compensation and to endeavour to align the directors' interests with those of shareholders.

Recommendation

Your directors believe that the proposed resolutions are in the best interests of the Company and recommend you to vote in favour of them as they themselves intend to do so in respect of their own beneficial shareholdings of 4,444,437 ordinary shares of 2.5p each (representing approximately 0.29% of the current issued ordinary share capital of the Company).

Whether or not you are able to attend the Annual General Meeting you are requested to complete the form of proxy in accordance with the instructions printed on it and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible but, in any event, so as to be received not later than 10.30 a.m. on 20 April 2004. The return of the completed form of proxy will not prevent shareholders from attending the Annual General Meeting and voting in person, should they so wish.

Yours sincerely

/s/ Barry R. J. Bateman
Barry R. J. Bateman
Chairman


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                      NOTICE OF ANNUAL GENERAL MEETING 2004

   Notice is hereby given that the eight Annual General Meeting of the Company will be held at The Capital Club, 15 Abchurch Lane, London EC4N 7BW on 22 April 2004 at 10.30 a.m. for the following purposes:

To consider and, if thought fit, pass the following resolutions:-

Ordinary Business

1. To receive and consider the Directors' Report and Financial Statements for the period ended 31 December 2003 and the Auditors' Report thereon.

2.   To re-appoint Mr. Barry R. J. Bateman as a director.

3.   To re-appoint Mr. Steven P. Akin as a director.

4.   To re-appoint Mr. Andreas Barth as a director.

5.   To re-appoint Mr. Paul W. Chisholm as a director.

6.   To re-appoint Mr. James C. Curvey as a director.

7.   To re-appoint Mr. Vincenzo Damiani as a director.

8.   To re-appoint Mr. Hans Eggerstedt as a director.

9.   To re-appoint Dr. Robert Hawley as a director.

10.  To re-appoint Mr. Timothy T. Hilton as a director.

11.  To re-appoint Mr. H.F. van den Hoven as a director.

12. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting, and to authorise the directors to determine their remuneration.

Special Business

13. Ordinary Resolution - THAT the Board be and is hereby generally and unconditionally authorised in substitution for all subsisting authorities, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of (pound)14,104,915 PROVIDED THAT:

     (a) this authority shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company in 2005, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired; and

     (b) this authority shall not be exercisable in respect of any relevant securities (other than in connection with the allotment of relevant securities in relation to the Convertible Notes, the Warrants and the Share Plans) to the extent that the aggregate nominal amount of the relevant securities issued pursuant to this authority (other than as aforesaid) would exceed one-third of the issued ordinary share capital of the Company at the date of the passing of this resolution.

14. Special Resolution - THAT, subject to the passing of the previous resolution, the Board be and it is hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of that Act), as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, PROVIDED THAT this power shall be limited to:

     (a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) and in favour of all holders (excluding any shareholder holding shares as treasury shares) of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of all such persons are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any regulatory body or any stock exchange in any territory or otherwise howsoever); and

     (b) the allotment (otherwise than as described in subparagraph (a) above) of equity securities for cash up to an aggregate nominal amount equal to 5% of the issued and unconditionally allotted share capital of the Company at the date of the passing of this resolution, and shall expire (unless previously renewed, varied or revoked by the Company in general meeting) at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company in 2005, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

15. Special Resolution - THAT the Company be and is hereby generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within
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

     the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares of 2.5p each upon and subject to the following conditions:

     (a) the maximum aggregate number of ordinary shares which may be purchased is 150,000,000; and

     (b) ordinary shares may not be purchased at a price which is more than 5 per cent. above the average of the middle market quotations for the ordinary shares as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase or at a price which is less than 2.5p per ordinary share; and

          the authority to purchase conferred by this resolution shall expire at the earlier of 15 months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company in 2005, save that the Company may before such expiry enter into a contract of purchase under which such purchase may be completed or executed wholly or partly after the expiration of this authority.

16. Ordinary Resolution - THAT the Directors' Remuneration Report contained within the'report and accounts for the year ended 31 st December, 2003, is hereby approved.

By order of the Board
Jane Forrest


Secretary

Registered Office
Beaufort House,
15 St. Botolph Street,
London,
EC3A 7QN
19 March 2004

Notes:

(1) To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person can cast), a person must have his/her name entered on the register of members by no later than 6.00 p.m. on 20 April 2004. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(2) Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(3) A form of proxy is enclosed. To be effective, a duly executed form of proxy for use at the meeting, together with the power of attorney or other authority (if any), under which it is

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
     signed, or a notarially certified copy of such power or authority, must be deposited at the Company's registrars, Lloyds TSB Registrars, The Causeway, West Sussex BN99 6ZL by 10.30 a.m. on 20 April 2004. The completion and return of the proxy will not preclude a member from attending the meeting and voting in person.








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                             COLT TELECOM GROUP plc
                                  Form of Proxy
                      Annual General Meeting To Be Held At
        The Capital Club, 15 Abchurch Lane, London EC4N 7BW at 10:30 a.m.
                                on 22 April 2004

I/We __________________________________________________________________________
(FULL NAMES) IN BLOCK CAPITALS)
Of ____________________________________________________________________________
(ADDRESS IN BLOCK CAPITALS)
being (a) member(s) of COLT Telecom Group plc, hereby appoint the Chairman of the Meeting (See Note 1 below)
_______________________________________________________________________________

_______________________________________________________________________________
                  (NAME AND ADDRESS OF PROXY IN BLOCK CAPITALS)

as my/our proxy to attend, and on a poll, vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 22 April 2004 at 10.30 a.m. and at any adjournment thereof. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting. Please indicate which way you wish your proxy to vote by ticking the appropriate box alongside each resolution. (See Note 2 below).

Resolutions                                                        For   Against

1.  Adoption of Report and Financial Statements

2.  Re-appointment of B.R.J. Bateman

3.  Re-appointment of S. P. Akin

4.  Re-appointment of A. Barth

5.  Re-appointment of P.W. Chisholm

6.  Re-appointment of J.C. Curvey

7.  Re-appointment of V. Damiani

8.  Re-appointment of H. Eggerstedt

9.  Re-appointment of R. Hawley CBE

10. Re-appointment of T.T. Hilton

11. Re-appointment of H.F. van den Hoven KBE

12. Re-appointment of Auditors

13. Ordinary resolution to authorise the directors to allot shares

14. Special resolution to disapply statutory pre-emption right

15. Special resolution to authorise the purchase of own shares

16. Ordinary resolution to approve the Directors' Remuneration Report


Signature _____________________________  (See Note 3 below)  Date ________, 2004

Notes:

1. If you wish to appoint as your proxy someone other than the Chairman of the Meeting, cross out the words "the Chairman of the Meeting" and write on the dotted line the full name and address of your proxy. The change should be initialled.
2. In the absence of instructions, the person appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolutions and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
3. This form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it may execute by its common seal, by the signature of a director and its secretary or two directors or other authorised signatories in the name of the company or by the signature of a duly authorised officer or attorney. In the case of joint holdings, any one holder may sign this form. The vote of the senior joint holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the
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    other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
4. To be effective, this form must be completed and lodged with the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by no later than 10.30 a.m. on 20 April 2004.
5. The completion and return of this form of proxy will not preclude a member from attending the meeting and voting in person.